Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company: Churchill Capital Corp IX (Registration No. 333-290370)

On April 6, 2026, Plus Automation, Inc. (“PlusAI”) issued the below press release to its website.

PlusAI to Host Business Update Call on April 7th, 2026

SANTA CLARA, Calif.- April 6, 2026 - PlusAI, a leader in AI software for autonomous trucks, today announced that it will provide a Business Update via a conference call at 4:30 p.m. Eastern Time on Tuesday, April 7, 2026.

During the call, PlusAI will provide updates on key commercial, financial, and strategic milestones, including:

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Live commercial deployment: Recently launched joint autonomous truck pilot with Ryder System, Inc. and International Motors, featuring a factory-integrated autonomous vehicle operating daily 600-mile freight routes along the I-35 corridor between Laredo and Temple, Texas
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Path to L4 commercialization: Advancing toward the targeted 2027 commercial launch of the SuperDrive™ virtual driver system to enable factory-built Level 4 autonomous trucks, with expanding engagement and pipeline development across leading fleet operators
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New, repeatable revenue stream: Launch and early traction of HyperFoundry™, PlusAI’s data and tools platform supporting third-party autonomous system development across L2+, ADAS, defense, robotics, and mining
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$25 million of total contracted value, which is expected to be delivered in the first half of 2026
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Designed to be a recurring and repeatable revenue model, with additional data purchases and ongoing customer demand expected to drive continued growth
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Full-year 2026 revenue targeted at $40–50 million, with potential to reach $50–100 million in 2027 based on internal estimates
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Path to profitability: Capital-efficient scaling strategy targeting positive free cash flow in 2027, driven by HyperFoundry growth, SuperDrive commercialization, and disciplined operating costs
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Public market readiness: Progress toward PlusAI’s intended public listing in the second quarter of 2026 through Churchill Capital Corp IX (NASDAQ: CCIX)

The call will be webcast live on the Company’s Investor Relations website at https://plus.ai/investors. An archived replay will be available shortly after the call.

Conference Call Details

Live Call

Domestic Dial-In: +1 877-407-4019

International Dial-In: +1 201-689-8337

Replay

Domestic Dial-In: +1 877-660-6853

International Dial-In: +1 201-612-7415

Conference ID: 13759904

Webcast

Event URL: https://event.webcasts.com/starthere.jsp?ei=1759165&tp_key=791a0aa8ab

The replay will be available approximately three hours after the conclusion of the conference call through April 21, 2026.

About PlusAI

PlusAI is an artificial intelligence company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, NVIDIA, Bosch, DSV, and Goodyear are working with PlusAI to accelerate the deployment of next-generation autonomous trucks. PlusAI announced in June 2025 that it plans to go public via a merger with Churchill Capital Corp IX (“Churchill IX”) (NASDAQ: CCIX). For more information, visit www.plus.ai or follow PlusAI on LinkedIn, X, and YouTube.

About Churchill Capital Corp IX

Churchill IX is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “will,” “estimate,” “intend,” “expect,” “anticipate,” “believe,” “target,” “continue,” “could,” “may,” “possible,” “potential,” “accelerate” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Plus’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX, PlusAI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the U.S. Securities and Exchange Commission (“SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of its founders’ or sponsors’ past investments.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Churchill IX has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC, which includes a proxy statement/prospectus that has been distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plus stockholders in connection with the completion of the proposed transaction. The Registration Statement has been declared effective by the SEC and Churchill has mailed a proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill shareholders, Plus stockholders and other interested persons are advised to read the proxy statement/prospectus, as well as other documents ﬁled with the SEC by Churchill in connection with the proposed transaction, as these documents contain important information about Churchill, Plus and the proposed transaction. Shareholders may obtain a copy of the proxy statement statement/prospectus, as well as other documents ﬁled by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.The information contained on, or that may be accessed through the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation.

Participants in the Solicitation

Churchill, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus ﬁled by Churchill with the SEC on April 4, 2026, as amended. You can ﬁnd more information about Churchill’s directors and executive officers in Churchill’s ﬁnal prospectus related to its initial public offering ﬁled with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K ﬁled by Churchill with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Investor Contact
Derrick Nueman
ir@plus.ai

Media Contact
Lauren Kwan
pr@plus.ai